OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response: 6.00


                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2005

                              BROCKTON CAPITAL CORP.
                              ----------------------
                              (Name of Registrant)

       750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7
       ------------------------------------------------------------------
                                Executive Offices

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.      Form 20-F XXX   Form 40-F ___
                                          ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):     ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):    ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                              Yes ___     No XXX
                                             ----

Documents Included as Part of this Report:

Exhibit No.       Document
-----------    -------------------------------------------
99.a           News Release dated April 19, 2005
99.b           Material Change Report dated April 20, 2005

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



BROCKTON CAPITAL CORP.

By: /s/ Kevin R. Hanson
------------------------------
Name: Kevin R. Hanson
Title: President/CEO/Director


Dated: April 20, 2005





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1815 (11-2002)